 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Closing of Merger of Consolidated Subsidiary

On March 2, 2017, Gazit Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (“TASE”) and to the Israel Securities Authority (“ISA”), the completion of the previously-reported merger between the Company's consolidated subsidiary, Equity One, Inc., a Maryland corporation (NYSE: EQY) (“EQY”), of which the Company held approximately 34.3% of the outstanding equity (34.15% on a fully diluted basis), and Regency Centers Corporation, a Real Estate Investment Trust (NYSE: REG) (“REG”), pursuant to which EQY merged with and into Regency (the “Merger”). REG owns, operates and develops neighborhood and community shopping centers which are preliminarily anchored by productive grocers throughout the United States. Commencing on March 2, 2017, REG, as the new merged company, will be a member of the S&P 500 index.

The new merged company holds a portfolio of 429 retail properties located throughout the United States, comprising a GLA of approximately 5.3 million square meters and has a total market cap of approximately $12 billion. Mr. Chaim Katzman, the Company’s Chairman of the Board, has been appointed as non-executive Vice Chairman of the Board of REG post-closing.

Pursuant to the terms of the definitive merger agreement entered into by and between REG and EQY on November 14, 2016, at the effective time (the “Effective Time”) of the Merger on March 1, 2017, EQY stockholders (including the Company) were entitled to receive 0.45 of a newly issued share of REG common stock for each share of EQY common stock that such stockholders owned immediately prior to the Effective Time (the “Exchange Ratio”). The common stock of the combined company will trade under the symbol “REG” on the NYSE, and the EQY common stock will be suspended from trading on the NYSE effective as of the opening of trading on March 2, 2017.

As a result of the Merger, the Company has become REG's largest shareholder with holdings of approximately 13.2% as of the closing date (March 1, 2017), which percentage is based on the estimated post-merger issued and outstanding share capital of REG, as set forth in REG's Prospectus filed with the SEC on January 24, 2017.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the merger agreement between REG and EQY, dated November 14, 2016 in respect of the Merger, a copy of which was annexed as Exhibit 2.1 to the Current Report on Form 8-K filed by REG with the SEC on November 15, 2016.

A copy of the joint press release issued by EQY and REG announcing the closing of the Merger is referenced as an exhibit hereto.

Amendment of Margin Loan Agreement

In connection with the Merger, the Company has amended the Third Amended and Restated Margin Loan Agreement between the Company and its wholly owned subsidiary, as Borrower, and Citibank N.A., as Administrative Agent and Lender (“Citibank”) dated as of October 26, 2016, as amended (“Loan Agreement”), pursuant to which certain of the Company's wholly owned subsidiaries pledged shares of EQY as security for the loans provided to the Company under the Loan Agreement. Pursuant to the Amendment to the Loan Agreement, dated as of March 1, 2017 (“Amended Citibank Loan Agreement”) and the ancillary documents thereto, such EQY shares have been exchanged, based on the Exchange Ratio, for shares of REG, effective immediately as of the closing of the Merger.

Other than the foregoing amendments, the Loan Agreement was not modified in any material manner under the Amended Citibank Loan Agreement.

The foregoing description of the Loan Agreement and Amended Citibank Loan Agreement does not purport to be complete and is qualified in its entirety by reference to (i) the Loan Agreement, a copy of which was annexed as Exhibit 99.2 to the Company's Report of Foreign Private Issuer on Form 6-K, furnished by the Company to the SEC on November 15, 2016; and (ii) the Amended Citibank Loan Agreement, a copy of which the Company intends to furnish to the SEC in the near future, upon approval by the SEC of confidential treatment for portions thereof.

Impact on Company's Financial Results Post-Merger

As a result of the Merger, the Company will cease to consolidate the financial results of EQY in its consolidated financial statements. In addition, for the period commencing as of September 30, 2016, until the closing date of the Merger on March 1, 2017, the Company expects to record a gain of approximately New Israeli Shekels 0.9 billion (“NIS”) (net of taxes) from EQY, of which approximately NIS 0.6 billion (net of taxes) is derived from the deconsolidation of EQY from the Company’s consolidated financial statements and approximately NIS 0.3 billion (net of taxes) is derived from the Company’s proportionate share of EQY's profit realized during the fourth quarter of 2016.

The Company’s estimated profit, as a result of the Merger, constitutes forward-looking information based on information available to the Company as of the date of the publication of this Form 6-K. The actual gain that the Company will realize due to the Merger will be determined based upon the value of the Company’s investment in EQY and the impact of exchange rates in effect as of the closing date of the Merger.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 2, 2017	By:	/s/ Adi Jemini
Name: Adi Jemini Title: Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1

Agreement and Plan of Merger, dated as of November 14, 2016, by and among Regency Centers Corporation and Equity One, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016)

99.2

Third Amended and Restated Margin Loan Agreement between Gazit-Globe Ltd., as Borrower, MGN USA, Inc., as outgoing Borrower, Citibank N.A., as Administrative Agent, and Various Lenders, dated as of October 26, 2016 (incorporated by reference to Exhibit 99.2 to Gazit-Globe Ltd.’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 15, 2016)

99.3	Press release issued jointly by Regency Centers Corporation and Equity One, Inc. on March 1, 2017 to announce the closing of the merger between them (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Equity One, Inc. with the SEC on March 1, 2017)